Mail Stop 3561

							March 28, 2006



James Wall
Chief Financial Officer
Core-Mark Holding Company, Inc.
395 Oyster Point Blvd., Suite 415
South San Francisco, CA  94080


	RE:	Core-Mark Holding Company, Inc.
		Item 4.01 Form 8-K filed March 24, 2006
		Form 10-Q for September 30, 2005 filed November 30, 2005
		File No. 0-51515

Dear Mr. Wall:

          We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Form 8-K
1. We note that PricewaterhouseCoopers is still acting as your principal accountant and will remain as your principal accountant until the filing of the December 31, 2005 Form 10-K. When in fact PricewaterhouseCoopers has effectively completed its audit work, please file an amendment disclosing the date of this event. Also, please note that you are required to update the disclosure and state whether there were any additional disagreements or reportable events through this effective date.
2. Tell us supplementally, as to your estimated timetable for filing your December 31, 2005 Form 10-K.



James Wall
Core-Mark Holding Company, Inc.
March 28, 2006
Page 2


3. We note your disclosure that you are in the process of engaging a new independent public accountant. Please file either an amendment or a new Item 4.01 Form 8-K when you engage new auditors.
4. We believe you need to expand the disclosure in the third paragraph with respect to disagreements to include a more complete description of the nature of the disagreements. We believe you should disclose (and provide on a supplemental basis) more specifically what the disagreements were and how the company`s position differed from the auditor`s position. Also, tell us supplementally for each of the periods to be restated, what elements of the financial statements have been impacted and the amounts involved.


Form 10-Q for September 30, 2005

           We monitored your Form 10-Q solely related to the
matters
below.
5. Refer to the Item 4 disclosures on pages 48 and 49.  Tell us why
you have not disclosed all of the 11 deficiencies in the Company`s internal control over financial reporting as discussed in the Item
4.01 Form 8-K, in your Form 10-Q.   Also, provide us with your
proposed revised Item 4 disclosures that you intend to include in the amended (and restated) Form 10-Q. Explain any reasons for omission of the 11 deficiencies noted in the Form 8-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.


James Wall
Core-Mark Holding Company, Inc.
March 28, 2006
Page 3



	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	As appropriate, please amend your Form 8-K and respond to these comments within five business days or tell us when you will provide us with a response. Please provide the representations requested above and file your response to these comments as an EDGAR correspondence file. The revised filing should include an updated letter from your former accountants.

	You may contact Robert Burnett, Staff Accountant, at (202)
551-
3330, or in his absence, me at (202) 551-3841 if you have questions regarding these comments.

							Sincerely,



							Michael Moran
						            Branch Chief

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